FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware announces 2007 Annual General Meeting of Shareholders, dated June 6, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: June 6, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Announces 2007 Annual General Meeting of Shareholders, dated June 6, 2007.

Radware Announces 2007 Annual General Meeting of Shareholders

TEL AVIV, ISRAEL, June 6, 2007. Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today announced that its 2007 Annual General Meeting of Shareholders will be held on Tuesday, July 10, 2007, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel. The record date for the meeting is June 11, 2007. Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. Radware will also file the proxy statement with the Securities and Exchange Commission (SEC).

The agenda of the meeting is as follows:

1.

To re-elect Mr. Roy Zisapel and to elect Mr. Herbert Anderson as Class II directors of the Company until the annual general meeting of shareholders to be held in 2010;

2.

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

3.

To approve compensation and grant of stock options to the Executive Chairman of the Board of Directors;

4.

To approve the grant of stock options to the Chief Executive Officer of the Company; and

5.

To ratify and approve terms of procurement of directors and officers’ liability insurance policy.

In addition to adopting the above resolutions, it is proposed that at the Annual General Meeting the Company will:

6.

Present and discuss the financial statements of the Company for the year ended December 31, 2006 and the Auditors’ Report for this period; and

7.

Transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Items 1 through 5 require the approval of a simple majority of the shares voted on the matter.  Items 6 and 7 do not require a vote by the shareholders.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business-smart”. For more information, please visit www.radware.com

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.